UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2011

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2011, including notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 7, 2012 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 6, 2012, a copy of which was furnished under cover of Form 6-K on February 6, 2012.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: February 7, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥789,490
Short-term investments	167,175	357,723
Notes and accounts receivable, trade	2,072,011	2,123,133
Allowance for doubtful accounts (Note 9)	(45,907)	(46,706)
Accounts receivable, other	265,668	265,235
Inventories (Note 2)	314,983	399,384
Prepaid expenses and other current assets	316,328	383,375
Deferred income taxes	244,881	220,728

Total current assets	4,770,297	4,492,362

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,549,379
Telecommunications service lines	14,527,349	14,736,978
Buildings and structures	5,855,282	5,883,035
Machinery, vessels and tools	1,806,355	1,787,125
Land	1,133,675	1,135,985
Construction in progress	312,480	336,434

	38,241,859	38,428,936
Accumulated depreciation	(28,341,219)	(28,716,938)

Net property, plant and equipment	9,900,640	9,711,998

Investments and other assets:
Investments in affiliated companies	581,073	558,651
Marketable securities and other investments	276,178	277,980
Goodwill	747,526	752,541
Software	1,330,085	1,326,136
Other intangibles	287,400	264,921
Other assets	885,444	859,971
Deferred income taxes	886,953	798,863

Total investments and other assets	4,994,659	4,839,063

Total assets	¥19,665,596	¥19,043,423

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	December 31, 2011
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥141,792
Current portion of long-term debt	698,476	411,800
Accounts payable, trade	1,379,279	1,150,556
Accrued payroll	475,226	370,114
Accrued interest	12,189	9,557
Accrued taxes on income	208,363	137,466
Accrued consumption tax	37,835	52,190
Advances received	206,572	194,288
Deposit received	81,997	121,376
Other	247,568	252,414

Total current liabilities	3,689,072	2,841,553

Long-term liabilities:
Long-term debt	3,494,198	3,754,016
Obligations under capital leases	34,818	32,557
Liabilities for employees’ retirement benefits	1,535,964	1,568,277
Other	830,612	786,969

Total long-term liabilities	5,895,592	6,141,819

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued – 1,448,659,067 shares at March 31 and 1,323,197,235 shares at December 31, 2011	937,950	937,950
Additional paid-in capital (Note 4)	2,834,029	2,833,938
Retained earnings (Note 4)	5,155,596	4,778,963
Accumulated other comprehensive income (loss)	(303,708)	(358,703)
Treasury stock, at cost (Note 4) – 125,524,000 shares at March 31 and 57,606,511 shares at December 31, 2011	(603,133)	(260,127)

Total NTT shareholders’ equity	8,020,734	7,932,021

Noncontrolling interests	2,060,198	2,128,030

Total equity	10,080,932	10,060,051

Contingent liabilities (Note 10)

Total liabilities and equity	¥19,665,596	¥19,043,423

	Yen
	March 31, 2011	December 31, 2011
Per share of common stock:

NTT shareholders’ equity	¥6,061.92	¥6,267.45

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011
Operating revenues:
Fixed voice related services	¥1,646,527	¥1,469,966
Mobile voice related services	1,557,603	1,424,587
IP/packet communications services	2,487,683	2,682,218
Sale of telecommunications equipment	424,198	412,673
System integration	882,721	1,277,758
Other	543,961	516,457

	7,542,693	7,783,659

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,788,769	1,772,039
Cost of equipment sold (exclusive of items shown separately below)	553,173	542,517
Cost of system integration (exclusive of items shown separately below)	567,032	867,544
Depreciation and amortization	1,457,744	1,412,522
Impairment loss	698	130
Selling, general and administrative expenses	2,109,960	2,179,484

	6,477,376	6,774,236

Operating income (loss)	1,065,317	1,009,423

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(40,380)	(43,111)
Interest income	16,109	14,751
Other, net	(9,525)	29,832

	(33,796)	1,472

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,031,521	1,010,895

Income tax expense (benefit):
Current	397,712	379,131
Deferred	13,530	122,164

	411,242	501,295

Income (loss) before equity in earnings (losses) of affiliated companies	620,279	509,600
Equity in earnings (losses) of affiliated companies	5,430	(2,127)

Net income (loss)	625,709	507,473

Less – Net income attributable to noncontrolling interests	(167,375)	(148,273)

Net income (loss) attributable to NTT	¥458,334	¥359,200

Summary of total comprehensive income (loss):
Net income (loss)	¥625,709	¥507,473
Other comprehensive income (loss) (Note 4)	(43,906)	(72,909)
Comprehensive income (loss)	581,803	434,564
Less – Comprehensive income attributable to noncontrolling interests	(156,395)	(130,359)

Comprehensive income (loss) attributable to NTT	¥425,408	¥304,205

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,184,430	1,286,105,587
Net income (loss) attributable to NTT	¥346.39	¥279.29

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011
Operating revenues:
Fixed voice related services	¥544,840	¥481,018
Mobile voice related services	515,983	468,564
IP/packet communications services	840,163	909,490
Sale of telecommunications equipment	142,229	141,958
System integration	310,217	452,954
Other	190,194	175,095

	2,543,626	2,629,079

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	608,790	617,020
Cost of equipment sold (exclusive of items shown separately below)	186,242	183,317
Cost of system integration (exclusive of items shown separately below)	200,287	310,902
Depreciation and amortization	493,368	480,423
Impairment loss	354	32
Selling, general and administrative expenses	716,226	713,434

	2,205,267	2,305,128

Operating income (loss)	338,359	323,951

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,424)	(14,436)
Interest income	5,230	4,563
Other, net	(8,939)	15,102

	(17,133)	5,229

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	321,226	329,180

Income tax expense (benefit):
Current	123,497	116,267
Deferred	7,004	112,028

	130,501	228,295

Income (loss) before equity in earnings (losses) of affiliated companies	190,725	100,885
Equity in earnings (losses) of affiliated companies	4,577	(501)

Net income (loss)	195,302	100,384

Less – Net income attributable to noncontrolling interests	(52,204)	(37,621)

Net income (loss) attributable to NTT	¥143,098	¥62,763

Summary of total comprehensive income (loss):
Net income (loss)	¥195,302	¥100,384
Other comprehensive income (loss) (Note 4)	(3,010)	(54,520)
Comprehensive income (loss)	192,292	45,864
Less – Comprehensive income attributable to noncontrolling interests	(52,286)	(28,973)

Comprehensive income (loss) attributable to NTT	¥140,006	¥16,891

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,176,101	1,265,602,672
Net income (loss) attributable to NTT	¥108.15	¥49.59

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011
Cash flows from operating activities:
Net income (loss)	¥625,709	¥507,473
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization	1,457,744	1,412,522
Impairment loss	698	130
Deferred taxes	13,530	122,164
Loss on disposal of property, plant and equipment	56,157	51,008
Equity in (earnings) losses of affiliated companies	(5,430)	2,127
(Increase) decrease in notes and accounts receivable, trade	(83,079)	(50,173)
(Increase) decrease in inventories (Note 2)	(83,094)	(84,852)
(Increase) decrease in other current assets	(96,796)	(63,616)
Increase (decrease) in accounts payable, trade and accrued payroll	(197,255)	(260,162)
Increase (decrease) in accrued consumption tax	17,781	14,277
Increase (decrease) in accrued interest	670	(1,345)
Increase (decrease) in advances received	9,505	(11,288)
Increase (decrease) in accrued taxes on income	(116,232)	(71,231)
Increase (decrease) in other current liabilities	18,869	52,000
Increase (decrease) in liability for employees’ retirement benefits	26,058	40,048
Increase (decrease) in other long-term liabilities	54,905	(34,761)
Other	33,635	(7,922)

Net cash provided by (used in) operating activities	1,733,375	1,616,399

Cash flows from investing activities:
Payments for property, plant and equipment	(1,060,902)	(1,033,892)
Payments for intangibles	(349,292)	(332,851)
Proceeds from sale of property, plant and equipment	10,602	36,102
Payments for purchase of non-current investments	(30,954)	(55,250)
Proceeds from sale and redemption of non-current investments	20,077	6,617
Acquisitions of subsidiaries, net of cash acquired	(377,142)	(40,134)
Payments for purchase of short-term investments	(761,140)	(894,687)
Proceeds from redemption of short-term investments	749,011	705,799
Other	14,321	50,830

Net cash provided by (used in) investing activities	¥(1,785,419)	¥(1,557,466)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥549,503	¥638,658
Payments for settlement of long-term debt	(322,176)	(664,785)
Proceeds from issuance of short-term debt	2,073,959	1,003,755
Payments for settlement of short-term debt	(2,056,219)	(1,204,044)
Dividends paid (Note 4)	(158,783)	(167,980)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(185)	(223,560)
Acquisition of treasury stocks by subsidiary	(9,550)	(2,208)
Other	(114,096)	(79,579)

Net cash provided by (used in) financing activities	(37,547)	(699,743)

Effect of exchange rate changes on cash and cash equivalents	(3,277)	(4,858)

Net increase (decrease) in cash and cash equivalents	(92,868)	(645,668)
Cash and cash equivalents at beginning of period	911,062	1,435,158

Cash and cash equivalents at end of period	¥818,194	¥789,490

Cash paid during the period for:
Interest	¥39,764	¥45,743
Income taxes, net	¥516,917	¥441,285

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2011, and the consolidated statements of income for the three and nine months ended December 31, 2010 and 2011 and cash flows for the nine months ended December 31, 2010 and 2011 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted Accounting Standards Update (“ASU”) 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(2) Recent Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. This ASU will be effective for interim and annual reporting periods beginning on or after December 15, 2011, with early adoption prohibited. Management is currently evaluating the impact of the adoption of this ASU.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. This ASU also requires entities to continue to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This ASU will be effective retrospectively for the presentation of other comprehensive income in fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU.

In addition, in December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The amendments allow the deferral of the requirement to identify when items of net income have been reclassified by component out of accumulated other comprehensive income on the face of financial statements.

In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.” This ASU permits an entity to make a qualitative assessment before applying the two-step goodwill impairment test. This ASU’s objective is to simplify how an entity tests goodwill for impairment. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This ASU will be effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU.

In September 2011, the FASB issued ASU 2011-09 “Disclosures about an Employer’s Participation in a Multiemployer Plan.” This ASU requires additional disclosures about employers’ participation in multiemployer pension plans including information about the plan’s funded status if it is readily available. This ASU will be effective for annual periods for fiscal years ending after December 15, 2011, and requires to be applied retrospectively for all periods presented. Early adoption is permitted. Management is currently considering the additional disclosures in accordance with this ASU.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2010 and 2011, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2011.

2.	Inventories:

Inventories at March 31 and December 31, 2011 comprised the following:

	Millions of yen
	March 31, 2011	December 31, 2011

Telecommunications equipment to be sold and materials	¥157,318	¥196,203
Projects in progress	94,334	139,751
Supplies	63,331	63,430

Total	¥314,983	¥399,384

3.	Income taxes:

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted from consolidated accounting periods that begin on or after April 1, 2012. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased ¥89,936 million and net income attributable to NTT decreased ¥80,232 million for the nine months ended December 31, 2011.

4.	Equity:

Outstanding shares and treasury stock –

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2011 and for the nine months ended December 31, 2011 were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)

Balance at March 31, 2011	1,448,659,067	125,524,000

Purchase of treasury stock under resolution of the board of directors	—	57,513,600
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	49,819
Resale of treasury stock to holders of less-than-one-unit shares	—	(19,076)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at December 31, 2011	1,323,197,235	57,606,511

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) would be cancelled over two fiscal years, with one-half of the treasury stock cancelled during the 2010 calendar year and the remainder of the treasury stock to be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010 NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥916 million and ¥601,976 million, respectively.

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012. As a result of this cancellation, “Retained earnings” decreased by ¥566,551 million.

Dividend –

Cash dividends paid for the nine months ended December 31, 2011 were as follows:

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

Resolution	The board of directors’ meeting on November 9, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥88,592 million
Cash dividends per share	¥70
Date of record	September 30, 2011
Date of payment	December 12, 2011

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2010 and 2011 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(158,783)	—	(158,783)
Dividends paid to noncontrolling interests	—	(85,700)	(85,700)
Acquisition of treasury stock	(323)	—	(323)
Resale of treasury stock	138	—	138
Other equity transactions	(5,540)	1,322	(4,218)
Net income (loss)	458,334	167,375	625,709
Other comprehensive income (loss)	(32,926)	(10,980)	(43,906)
Unrealized gain (loss) on securities	(3,435)	(1,887)	(5,322)
Unrealized gain (loss) on derivative instruments	(1,114)	(9)	(1,123)
Foreign currency translation adjustments	(27,571)	(9,015)	(36,586)
Pension liability adjustments	(806)	(69)	(875)
Balance at December 31, 2010	¥8,049,053	¥2,054,743	¥10,103,796

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(167,980)	—	(167,980)
Dividends paid to noncontrolling interests	—	(87,151)	(87,151)
Acquisition of treasury stock	(223,632)	—	(223,632)
Resale of treasury stock	72	—	72
Other equity transactions	(1,378)	24,624	23,246
Net income (loss)	359,200	148,273	507,473
Other comprehensive income (loss)	(54,995)	(17,914)	(72,909)
Unrealized gain (loss) on securities	3,136	1,253	4,389
Unrealized gain (loss) on derivative instruments	(3,764)	(3,423)	(7,187)
Foreign currency translation adjustments	(61,338)	(15,552)	(76,890)
Pension liability adjustments	6,971	(192)	6,779
Balance at December 31, 2011	¥7,932,021	¥2,128,030	¥10,060,051

5.	Fair value measurements:

The inputs to valuation techniques used to measure fair value of assets and liabilities are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2011 were as follows:

	Millions of yen
	March 31, 2011
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥74,834	¥74,722	¥112	¥—
Foreign equity securities	101,679	101,679	—	—
Domestic debt securities	23,570	5,190	14,077	4,303
Foreign debt securities	8,046	33	8,013	—
Derivatives:
Forward exchange contracts	832	—	832	—
Interest rate swap agreements	1,281	—	1,281	—
Currency swap agreements	1,608	—	1,608	—
Currency option agreements	1	—	1	—

Liabilities
Derivatives:
Forward exchange contracts	1,035	—	1,035	—
Interest rate swap agreements	1,921	—	1,921	—
Currency swap agreements	9,529	—	9,529	—
Currency option agreements	¥1,860	¥—	¥1,860	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

	Millions of yen
	December 31, 2011
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥75,854	¥75,756	¥98	¥—
Foreign equity securities	91,056	91,056	—	—
Domestic debt securities	32,550	6,286	23,560	2,704
Foreign debt securities	10,952	82	10,870	—
Derivatives:
Forward exchange contracts	1,350	—	1,350	—
Interest rate swap agreements	6	—	6	—
Currency swap agreements	109	—	109	—
Liabilities
Derivatives:
Forward exchange contracts	1,108	—	1,108	—
Interest rate swap agreements	1,764	—	1,764	—
Currency swap agreements	6,881	—	6,881	—
Currency option agreements	¥1,972	¥—	¥1,972	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

Available-for-sale securities -

Available-for-sale securities comprises marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives -

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2010 and 2011 were immaterial.

6.	Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen
For the nine months ended December 31	2010	2011

Regional communications business -
Customers	¥2,564,030	¥2,456,390
Intersegment	365,887	338,366

Total	2,929,917	2,794,756

Long distance and international communications business -
Customers	845,834	1,172,981
Intersegment	78,649	74,939

Total	924,483	1,247,920

Mobile communications business -
Customers	3,176,850	3,149,960
Intersegment	32,279	24,194

Total	3,209,129	3,174,154

Data communications business -
Customers	722,762	789,776
Intersegment	93,820	98,108

Total	816,582	887,884

Other -
Customers	233,217	214,552
Intersegment	548,949	547,885

Total	782,166	762,437
Elimination	(1,119,584)	(1,083,492)

Consolidated total	¥7,542,693	¥7,783,659

	Millions of yen
For the three months ended December 31	2010	2011

Regional communications business -
Customers	¥870,564	¥820,032
Intersegment	123,119	114,192

Total	993,683	934,224

Long distance and international communications business -
Customers	284,094	400,713
Intersegment	27,810	24,443

Total	311,904	425,156

Mobile communications business -
Customers	1,059,977	1,053,185
Intersegment	11,000	7,987

Total	1,070,977	1,061,172

Data communications business -
Customers	250,857	282,632
Intersegment	29,923	33,833

Total	280,780	316,465

Other -
Customers	78,134	72,517
Intersegment	190,743	190,060

Total	268,877	262,577
Elimination	(382,595)	(370,515)

Consolidated total	¥2,543,626	¥2,629,079

Segment profit:

	Millions of yen
For the nine months ended December 31	2010	2011

Segment profit:
Regional communications business	¥131,599	¥74,561
Long distance and international communications business	66,121	89,869
Mobile communications business	754,156	740,452
Data communications business	48,160	53,734
Other	41,051	39,501

Total	1,041,087	998,117
Elimination	24,230	11,306

Consolidated operating income	¥1,065,317	¥1,009,423

	Millions of yen
For the three months ended December 31	2010	2011

Segment profit:
Regional communications business	¥45,810	¥21,404
Long distance and international communications business	24,136	29,596
Mobile communications business	225,584	234,174
Data communications business	21,592	18,857
Other	14,962	15,873

Total	332,084	319,904
Elimination	6,275	4,047

Consolidated operating income	¥338,359	¥323,951

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the nine months ended December 31, 2010 and 2011.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the nine months ended December 31, 2010 and 2011 were ¥186,291 million and ¥184,588 million, respectively. Such amounts charged to income for the three months ended December 31, 2010 and 2011 were ¥63,945 million and ¥63,239 million, respectively.

8.	Financial instruments:

To manage the foreign exchange risk associated with overseas investments, NTT Group entered into forward exchange contracts and call option agreements for the nine months ended December 31, 2010. These derivatives are not designated as hedging instruments as they are intended for investments relating to business combinations.

Derivatives designated as hedging instruments are not disclosed, since the amounts are immaterial.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and December 31, 2011 were as follows:

	Millions of yen
	March 31, 2011	December 31, 2011

Forward exchange contracts	¥36,761	¥29,610
Interest rate swap agreements	89,332	99,112
Currency option agreements	¥12,760	¥8,279

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the nine months ended December 31, 2010 and 2011 were as follows:

		Millions of yen
For the nine months ended December 31	Consolidated statements of income item	2010	2011

Forward exchange contracts	Other, net	¥(4,259)	¥1,249
Interest rate swap agreements	Other, net	(32)	(330)
Currency swap agreements	Other, net	(14)	—
Currency option agreements	Other, net	(3,868)	(113)

Total		¥(8,173)	¥806

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended December 31, 2010 and 2011 were as follows:

		Millions of yen
For the three months ended December 31	Consolidated statements of income item	2010	2011

Forward exchange contracts	Other, net	¥2,854	¥1,231
Interest rate swap agreements	Other, net	18	(73)
Currency option agreements	Other, net	3,042	—

Total		¥5,914	¥1,158

The fair value of derivatives not designated as hedging instruments and amounts recorded in the consolidated balance sheets at March 31 and December 31, 2011 were as follows. The fair value of derivative instruments were measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
	March 31, 2011	December 31, 2011
Assets
Forward exchange contracts
Prepaid expenses and other current assets	¥347	¥1,320
Other assets	—	18
Currency option agreements
Prepaid expenses and other current assets	1	—

Total	¥348	¥1,338

	Millions of yen
	March 31, 2011	December 31, 2011
Liabilities
Forward exchange contracts
Other (Current liabilities)	¥941	¥241
Other (Long-term liabilities)	90	95
Interest rate swap agreements
Other (Current liabilities)	109	68
Other (Long-term liabilities)	474	845
Currency option agreements
Other (Current liabilities)	1	476
Other (Long-term liabilities)	1,859	1,496

Total	¥3,474	¥3,221

9.	Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses for the nine months ended December 31, 2011 and allowance for credit losses and financing receivables at December 31, 2011 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
Provision	2,492	—	—	2,891	51	5,434
Charge off	(2,731)	(2,718)	(2,148)	(2,617)	—	(10,214)
Reversal and other	(574)	(1,699)	(48)	—	(7)	(2,328)
Balance at December 31, 2011	6,780	21,974	9,895	5,151	117	43,917
Collectively evaluated for impairment	5,176	12,385	5,591	5,151	2	28,305
Individually evaluated for impairment	1,604	9,589	4,304	—	115	15,612
Financing receivable:
Balance at December 31, 2011	316,521	382,532	63,517	229,318	601	992,489
Collectively evaluated for impairment	314,588	370,105	55,321	229,318	430	969,762
Individually evaluated for impairment	¥1,933	¥12,427	¥8,196	¥—	¥171	¥22,727

10.	Contingent liabilities:

Contingent liabilities at December 31, 2011 for loans guaranteed amounted to ¥30,581 million.

At December 31, 2011, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

11.	Subsequent events:

There were no significant subsequent events.

12.	Other developments:

In December 2011, some of NTT DOCOMO’s “sp-mode”™ customers experienced a service malfunction, which caused the customer’s email addresses to be reset with different addresses.

NTT and NTT DOCOMO have taken the occurrence of malfunctions very seriously, and realizing the importance of network infrastructure advancement in response to the rapid increase in the number of smartphone users, NTT DOCOMO has established a “Task Force for Improvement of Network Infrastructure.” Led by the decisions made by this Task Force, NTT DOCOMO will promptly identify and rectify the cause of these malfunctions and will also implement drastic measures for reliability improvement.